Exhibit 99.2

BEAMR IMAGING LTD.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

BEAMR IMAGING LTD.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

BEAMR IMAGING LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands except share and per share amounts)

	As of June 30,	As of December 31,
	2024	2023
	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	$14,159	$6,116
Short-term bank deposit	3,500	-
Trade receivables	134	597
Other current assets	369	132
Total current assets	18,162	6,845

Non-current assets:
Property and equipment, net	33	19
Intangible assets, net	599	280
Goodwill	4,379	4,379
Total non-current assets	5,011	4,678

Total assets	$23,173	$11,523

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current maturities of loans, net	$369	$330
Account payables	6	7
Deferred revenues	18	27
Liability to controlling shareholder, net	50	199
Other current liabilities	501	458
Total current liabilities	944	1,021

Non-current liabilities:
Loans, net of current maturities	32	170
Derivative warrant liability	50	72
Total non-current liabilities	82	242

Commitments and contingent liabilities

Shareholders’ equity:
Ordinary Shares of NIS 0.05 par value each:
Authorized: 222,000,000 shares at June 30, 2024 and December 31, 2023; Issued and outstanding: 15,511,414 and 13,051,343 shares at June 30, 2024 and December 31, 2023, respectively	212	179
Additional paid-in capital	55,571	41,752
Accumulated deficit	(33,636)	(31,671)
Total shareholders’ equity	22,147	10,260

Total liabilities and shareholders’ equity	$23,173	$11,523

The accompanying notes are an integral part of these condensed consolidated financial statements.

BEAMR IMAGING LTD.

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(U.S. dollars in thousands except share and per share amounts)

	Six-month period ended June 30,
	2024	2023
	Unaudited

Revenues	$1,001	$955
Cost of revenues	(85)	(50)
Gross profit	916	905

Research and development expenses	(1,002)	(912)
Sales and marketing expenses	(310)	(197)
General and administrative expenses	(1,152)	(800)

Operating loss	(1,548)	(1,004)

Financing income (expense), net	(396)	229

Loss before taxes on income	(1,944)	(775)

Taxes on income	(21)	(7)

Net loss and comprehensive loss for the period	$(1,965)	$(782)

Basic net loss per share	$(0.13)	$(0.08)
Weighted average number of Ordinary Shares outstanding used in computing basic net loss per share	14,815,174	9,411,251
Diluted net loss per share	$(0.13)	$(0.11)
Weighted average number of Ordinary Shares outstanding used in computing diluted net loss per share	14,815,174	9,879,633

The accompanying notes are an integral part of these condensed consolidated financial statements.

BEAMR IMAGING LTD.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(U.S. dollars in thousands except share and per share amounts)

	Ordinary shares		Convertible Ordinary 1 and 2 shares		Convertible Preferred shares		Additional paid-in	Accumulated	Total shareholders’ Equity
	Number	Amount	Number	Amount	Number	Amount	capital	deficit	(deficit)

Balance as of December 31, 2022	2,578,760	$51	1,496,880	$5	5,714,400	$78	$30,375	$(30,970)	$(461)

Issuance of Ordinary Shares upon completion of an initial public offering, net of offering expenses	1,950,000	27	-	-	-	-	6,355	-	6,382
Voluntary conversion of all shares with preferences over Ordinary Shares into Ordinary Shares	7,211,280	83	(1,496,880)	(5)	(5,714,400)	(78)	-	-	-
Automatic conversion of all convertible advanced investments into Ordinary Shares	1,142,856	16	-	-	-	-	4,555	-	4,571
Deemed dividend resulted from trigger of down round protection feature of certain warrants granted	-	-	-	-	-	-	7	(7)	-
Share-based compensation (Note 4)	-	-	-	-	-	-	176	-	176
Exercise of options into ordinary shares to be issued (Note 4)	18,448	(*)-	-	-	-	-	28	-	28
Net loss	-	-	-	-	-	-	-	(782)	(782)

Balance as of June 30, 2023 (unaudited)	12,901,344	$177	-	$-	-	$-	$41,496	$(31,759)	$9,914

(*)	Representing an amount lower than $1.

The accompanying notes are an integral part of these condensed consolidated financial statements.

BEAMR IMAGING LTD.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(U.S. dollars in thousands except share and per share amounts)

	Ordinary shares		Additional paid-in	Accumulated	Total shareholders’
	Number	Amount	capital	Deficit	Equity

Balance as of December 31, 2023	13,051,343	$179	$41,752	$(31,671)	$10,260

Issuance of Ordinary Shares upon completion of an initial public offering (including exercise of over-allotment option), net of offering expenses (Note 3A)	1,971,300	27	12,259	-	12,286
Issuance of Ordinary Shares upon cashless exercise of Warrants (Note 3B)	95,120	1	(1)	-	-
Amount classified to equity upon determination of the exercise price (Note 3B)			599		599
Share-based compensation (Note 4)	-	-	185	-	185
Exercise of options into ordinary shares to be issued (Note 4)	393,651	5	777	-	782
Net loss	-	-	-	(1,965)	(1,965)
Balance as of June 30, 2024 (unaudited)	15,511,414	$212	$55,571	$(33,636)	$22,147

The accompanying notes are an integral part of these condensed consolidated financial statements.

BEAMR IMAGING LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Six-month period ended June 30,
	2024	2023
	Unaudited
Cash flows from operating activities:
Net loss	$(1,965)		$(782)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	53		13
Share-based compensation (Note 4)	112		176
Change in the fair value of convertible advanced investments	-		(269)
Amortization of discount on straight loan received from commercial bank	12		13
Exchange rate differences on straight loan received from commercial bank	(10)		(30)
Change in the fair value of derivative warrant liability (Note 5)	577		(36)
Change in estimation of maturity date of liability to controlling shareholder (Note 6)	-		12
Amortization of discount and accrued interest on straight loan from controlling shareholder (Note 6)	10		28
Exchange rate differences on straight loan from controlling shareholder (Note 6)	(5)		(21)
Decrease (increase) in trade receivables	463		170
Increase in other current assets	(237)		(178)
Decrease in accounts payable	(1)		(15)
Decrease in deferred revenues	(9)		(12)
Increase in other current liabilities	43		(84)
Net cash used in operating activities	(957)		(1,015)

Cash flows from investing activities:
Purchase of property and equipment	(18)		(4)
Capitalization of internal-use software	(295)		-
Investment is short-term bank deposit	(3,500)		-
Net cash used in investing activities	(3,813)		(4)

Cash flows from financing activities:
Repayment of principal relating to straight loan received from commercial bank	(101)		(94)
Net proceeds received upon completion of initial public offering transaction	-		6,695
Net proceeds received upon completion of public offering transaction (Note 3A)	12,286		-
Proceeds from loan received from controlling shareholder (Note 6)	-		25
Repayment of principal relating to straight loan received from controlling shareholder (Note 6)	(154)		(104)
Proceeds received from exercise of options into shares to be issued (Note 4)	782		28
Net cash provided by financing activities	12,813		6,550

Change in cash, cash equivalents	8,043		5,531
Cash, cash equivalents at beginning of period	6,116		693
Cash, cash equivalents at end of period	$14,159		$6,224

Non-cash financing activities:
Amount classified to equity upon determination of the exercise price (Note 3)	$599	$
Share-based compensation capitalized in internal-use software	$73		$-
Automatic conversion of convertible advanced investments into shares	$-		$4,571
Deemed dividend upon trigger of down round protection	$-		$(7)

Supplemental disclosure of cash flow information:
Interest paid	$38		$20
Interest received	$168		$-
Taxes paid	$30		$7

The accompanying notes are an integral part of these condensed consolidated financial statements.

BEAMR IMAGING LTD.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands)

NOTE 1 - GENERAL

A.	Operations

Beamr Imaging Ltd. (the “Company” or “Beamr”) was incorporated on October 1, 2009 under the laws of the State of Israel and it engages mainly development of optimization technologies for video and photo compression.

On February 20, 2024, the Company launched its next generation product, a cloud-based software-as-a-Service (“SaaS”) solution that aims to simplify video processing and make it accessible and affordable to everyone. On June 11, 2024, the Company announced that its SaaS solution is available on Oracle Cloud Infrastructure cloud.

B.	Foreign operations

1.	Beamr Inc.

In 2012, the Company incorporated a wholly-owned U.S. subsidiary, Beamr Inc. (“Beamr Inc.”), for the purpose of reselling the Company’s software and products in the U.S. market.

2.	Beamr Imaging RU LLC

In 2016, the Company incorporated a wholly-owned limited Russian partnership, Beamr Imaging RU LLC (“Beamr Imaging RU”), for the purpose of conducting research and development services to the Company.

The Company and its subsidiaries, Beamr Inc. and Beamr Imaging RU, are collectively referred to as the “Group”.

C.	Liquidity and capital resources

The Company has devoted substantially all of its efforts to research and development, the commercialization of its software and products and raising capital for such purposes. The development and further commercialization of the Company’s software and products are expected to require substantial further expenditures. To date, the Company has not yet generated sufficient revenues from operations to support its activities, and therefore it is dependent upon external sources for financing its operations. During the six month period ended June 30, 2024, the Company had net losses of $1,965. As of June 30, 2024, the Company had an accumulated deficit of $33,636 The Company plans to finance its operations through the sales of its equity securities (including, but not limited to, (i) proceeds received from (A) the Company’s underwritten initial public offering (“IPO”) on the Nasdaq Capital Market (the “Nasdaq”) of its ordinary shares, par value NIS 0.05 per share, of the Company (the “Ordinary Shares”) that closed in March 2023, and (B) the Company’s underwritten public offering on the Nasdaq of its Ordinary Shares that closed in February 2024, and (ii) one or more offerings that the Company may enter into pursuant to its Company’s outstanding Shelf Registration Statement (as defined below)) and to the extent available, revenues from sales of its software, products and related services. In addition, the Company is collaborating with a strategic partner in development of the Company’s next generation, cloud-based SaaS solution that is based the Company’s video optimization technology and which is expected to allow the Company to potentially access new customers and new markets with relatively low sales investment.

During the year ended December 31, 2023, the Company raised net proceeds of $6,382 and $49 through completion of the aforesaid IPO and exercises of options into Ordinary Shares, respectively. During the six month period ended June 30, 2024, the Company raised net proceeds of $12,286 and $782 through completion of the underwritten public offering and exercises of options into Ordinary Shares, respectively (see also Note 3A and Note 4, respectively).

In addition, on March 8, 2024, the Company’s filed a shelf registration statement on Form F-3 (the “Shelf Registration Statement”), which was declared effective by the Securities and Exchange Commission (the “SEC”) on March 19, 2024, which permits the Company to register up to $250,000 of certain equity and debt securities of the Company in one or more offerings. In addition, as of June 30, 2024, the Company has positive working capital of $17,218.

Management has considered the significance of such conditions in relation to the Company’s ability to meet its current obligations and to achieve its business targets and determined that it has sufficient cash to fund its planned operations for at least the next 12 months.

BEAMR IMAGING LTD.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands)

NOTE 1 - GENERAL (Cont.)

D.	The impact of the Russian Invasion of Ukraine

On February 24, 2022, Russia invaded Ukraine. The Company has an operation in Russia through its wholly-owned subsidiary, Beamr Imaging RU. The Company undertakes some of its software development and design, quality assurance and support in Russia using personnel located there. While most of the Company’s developers are located in Russia, its research and development leadership are all located in Israel. The Company has no manufacturing operations in Russia, and the Company does not sell any products in Russia. The Company constantly evaluates its activities in Russia and currently believes there was no significant impact on its activities. As of June 30, 2024, two employees have relocated from Russia to Serbia and are employes as subcontractors of the Company.

E.	The impact of Iron Sword War (Israel-Hamas war)

On October 7, 2023, the State of Israel was attacked by the Hamas terrorist organization, and as a result, the State of Israel declared a state of war and a large-scale mobilization of reserves (the “War”) which is an exceptional event with security and economic implications, the scope and outcome of which cannot be predicted. Following the outbreak of the War, the State of Israel took and is continuing to take significant steps to maintain the security of Israeli residents, which has had and continues to have a significant impact on economic and business activity in the country. The management regularly monitors developments and acts in accordance with the guidelines of the various authorities. Since this is an event beyond the Company’s control and characterized by uncertainty, inter alia as to when the War will end, as of the approval date of these unaudited condensed interim consolidated financial statements, the Company is unable to predict the intensity of the impact of the War on the Company’s financial condition and the results of its operations.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

A.	Basis of presentation

The accompanying unaudited condensed interim consolidated financial statements and related notes should be read in conjunction with the Company’s consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023, which was filed with the SEC on March 4, 2024. The unaudited condensed interim consolidated financial statements have been prepared in accordance with the rules and regulations of the SEC related to interim financial statements. As permitted under those rules, certain information and footnote disclosures normally required or included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The financial information contained herein is unaudited; however, management believes all adjustments have been made that are considered necessary to present fairly the results of the Company’s financial position and operating results for the interim periods. All such adjustments are of a normal recurring nature.

The results for the six month period ended June 30, 2024 are not necessarily indicative of the results to be expected for the year ending December 31, 2024 or for any other interim period or for any future period.

B.	Use of estimates in the preparation of financial statements

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates. As applicable to these interim financial statements, the most significant estimates and assumptions include (i) revenues recognition; (ii) recoverability of the Company’s goodwill upon subsequent periods and (iii) measurement of fair value of equity awards.

C.	Principles of Consolidation

The consolidated financial statements include the accounts of the Group. Intercompany transactions and balances have been eliminated upon consolidation.

D.	Cash and cash equivalents

Cash equivalents are short-term highly liquid investments which include short term bank deposits (up to three months from date of deposit), that are not restricted as to withdrawals or use that are readily convertible to cash with maturities of three months or less as of the date acquired.

BEAMR IMAGING LTD.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

E.	Short-term bank deposit

Short-term bank deposit in banking institution for a period in excess of three months but less than one year following the date of deposit. The deposit is presented in accordance with the deposit terms.

F.	Basic and diluted net loss per ordinary share

Until the completion of the IPO in March 2023, the Company applied the two-class method as required by ASC 260-10, “Earnings Per Share” (“ASC 260-10”), which requires the income or loss per share for each class of shares (ordinary and all other shares with preferences over ordinary shares) to be calculated assuming 100% of the Company’s earnings are distributed as dividends to each class of shares based on their contractual rights. No dividends were declared or paid during the reported periods. According to the provisions of ASC 260-10, the Company’s formerly outstanding Convertible Preferred Shares (including series Convertible Ordinary 1 and 2 Shares) did not have a contractual obligation to share losses of the Company and therefore they were not included in the computation of net loss per share. Upon the completion of the IPO in March 2023, all such convertible preferred shares were voluntarily converted to Ordinary Shares.

Basic net loss per ordinary share is computed by dividing the net loss for the period applicable to ordinary shareholders, by the weighted average number of ordinary shares outstanding during the period. Diluted loss per share gives effect to all potentially dilutive common shares outstanding during the period using the treasury stock method with respect to stock options and certain stock warrants and using the if-converted method with respect to convertible advanced investments and certain stock warrants accounted for as derivative financial liability. In computing diluted loss per share, the average share price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants.

During the six month periods ended June 30, 2024 and 2023, the total weighted average number of Ordinary Shares related to then outstanding shares with preferences over Ordinary Shares (Convertible Ordinary 1 and 2 shares and Convertible Preferred Shares), share options and share warrants that were excluded from the calculation of the diluted loss per share was 1,152,190 and 4,564,665, respectively.

The net loss from operations and the weighted average number of Ordinary Shares used in computing basic and diluted net loss per share for the six month periods ended June 30, 2024 and 2023, is as follows:

	Six-month period ended June 30,
	2024	2023
	Unaudited
Numerator:
Net loss	$(1,965)	$(782)
Deemed dividend related to trigger of down round protection feature resulting from completion of an IPO	-	(7)
Net basic loss	$(1,965)	$(789)
Change in fair value of derivative warrant liability	-	(36)
Change in fair value of convertible advanced investment	-	(269)
Net diluted loss	$(1,965)	$(1,094)

Denominator:
Ordinary shares used in computing basic net loss per share	14,815,174	9,411,251
Incremental ordinary shares to be issued upon exercise of derivative warrant liability	-	6,623
Incremental ordinary shares to be issued upon conversion of convertible advanced investments	-	461,759
Ordinary shares used in computing diluted net loss per share	14,815,174	9,879,633

Basic net loss per ordinary share	$(0.13)	$(0.08)
Diluted net loss per ordinary share	$(0.13)	$(0.11)

BEAMR IMAGING LTD.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands)

NOTE 3 - SIGNIFICANT TRANSACTIONS

A.	Completion of underwritten U.S. public offering

On February 12, 2024, the Company announced the pricing of an underwritten U.S. public offering under which 1,714,200 Ordinary Shares were issued at a public offering price of $7.00 per share, for aggregate gross proceeds of $12,000, prior to deducting underwriting discounts and other offering expenses. In addition, the Company granted to the underwriters (i) 98,565 warrants, which are exercisable into Ordinary Shares of the Company at an exercise price of $8.75 per Ordinary Share over a period of 5-years commencing August 10, 2024 and (ii) a 45-day option to purchase up to an additional 257,100 Ordinary Shares to cover over-allotments at the public offering price to cover over-allotments.

On February 13, 2024, the over-allotment option was fully exercised by the underwriter for additional gross proceeds of approximately $1,800, before deducting underwriting discounts.

Direct and incremental costs incurred related to the IPO amounted to $1,514.

Upon satisfaction of customary closing conditions, the offering closed on February 15, 2024.

B.	Partial cashless exercise of warrants

1.	During the six month period ended June 30, 2024, the Company issued 63,931 Ordinary Shares upon partial exercise of 93,502 warrants on a cashless basis granted to the underwriter in the IPO.

2.	On February 22, 2024, a written notice was received by the Company from IBI under which the exercise price of the warrant share granted in previous period to IBI to purchase 65,563 Ordinary Shares was determined at a fixed amount of $3.67 per Ordinary Share. Consequently, the warrant share was classified from derivative warrants liability to equity in total amount of $599. During the six month period ended June 30, 2024, the Company recorded revaluation expenses amounted to $577 as result of changes in the fair value of the derivative warrants liability (see Note 5 below).

In addition, during the six month period ended June 30, 2024, the Company issued 31,189 Ordinary Shares to IBI upon the partial exercise of such warrant on a cashless basis.

BEAMR IMAGING LTD.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands)

NOTE 4 - SHARE OPTIONS

On January 11, 2015, the Company’s Board of Directors approved and adopted the 2015 Share Incentive Plan (the “Plan”), pursuant to which the Company’s Board of Directors may award share options to purchase the Company’s Ordinary Shares as well as restricted shares, RSUs and other share-based awards to designated participants. Subject to the terms and conditions of the Plan, the Company’s Board of Directors has full authority in its discretion, from time to time and at any time, to determine (i) the designated participants; (ii) the terms and provisions of the respective award agreements, including, but not limited to, the number of options to be granted to each optionee, the number of shares to be covered by each option, provisions concerning the time and the extent to which the options may be exercised and the nature and duration of restrictions as to the transferability or restrictions constituting substantial risk of forfeiture and to cancel or suspend awards, as necessary; (iii) determine the fair market value of the shares covered by each award; (iv) make an election as to the type of approved 102 Option under Israeli tax law; (v) designate the type of award; (vi) take any measures, and take actions, as deemed necessary or advisable for the administration and implementation of the Plan; (vii) interpret the provisions of the Plan and to amend from time to time the terms of the Plan.

On May 22, 2024, the Company’s Board of Directors approved to increase the number of Ordinary Shares, reserved out of the Company’s registered share capital, to be issued under the Plan by additional 1,000,000 Ordinary Shares.

The Plan permits the grant of up to 3,069,280 Ordinary Shares subject to adjustments set in the Plan. As of June 30, 2024, considering the effect of previously exercised share options, there were 1,345,019 Ordinary Shares available for future issuance under the Plan.

The following table presents the Company’s share option activity for employees and members of the Board of Directors of the Company under the Plan for the periods of six months ended June 30, 2024 and 2023:

	Number of Share Options	Weighted Average Exercise Price	Weighted average remaining contractual life	Intrinsic value
		$	(years)	$

Outstanding as of December 31, 2023	1,295,367	2.09	6.04	84
Granted	48,600	4.32	-	-
Exercised	(393,651)	1.99	-	-
Cancelled	(7,500)	3.20	-	-
Outstanding as of June 30, 2024 (unaudited)	942,816	2.24	6.71	2,811
Exercisable as of June 30, 2024 (unaudited)	563,204	2.15	5.42	1,730

	Number of Share Options	Weighted Average Exercise Price	Weighted average remaining contractual life	Intrinsic value
		$	(years)	$

Outstanding as of December 31, 2022	1,570,991	1.78	4.97	2,435
Granted	88,800	3.67	9.70	-
Exercised	(18,448)	1.50	-	-
Forfeited or expired	(72,357)	1.96	-	-
Outstanding as of June 30, 2023 (unaudited)	1,568,986	1.88	4.85	1,475
Exercisable as of June 30, 2023 (unaudited)	1,096,887	1.75	3.09	1,174

The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the estimated fair value of the Company’s ordinary shares on the last day of the second quarter of each of the applicable reporting periods and the exercise price, multiplied by the number of in-the-money share options) that would have been received by the share option holders had all option holders exercised their share options on June 30 of each of the applicable reporting periods. This amount is impacted by the changes in the fair market value of the Company’s ordinary share.

BEAMR IMAGING LTD.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands)

NOTE 4 - SHARE OPTIONS (Cont.)

The outstanding share options as of June 30, 2024 have been separated into ranges of exercise prices, as follows:

Exercise price	Share options outstanding as of June 30, 2024	Weighted average remaining contractual term	Share options exercisable as of June 30, 2024	Weighted average remaining contractual term
	Unaudited
		(years)		(years)
-	17,680	2.7	17,680	2.7
1.14	84,080	2.34	84,080	2.34
1.47	9,600	9.59	-	-
1.48	50,000	9.21	-	-
1.74	12,800	8.80	3,200	8.8
1.83	573,454	7.03	354,325	6.31
2.79	6,400	9.09	-	-
3.20	5,002	7.15	3,439	7.15
4.00	76,000	8.68	31,680	8.68
4.17	28,800	1.53	28,800	1.53
5.02	39,000	9.99	-	-
5.12	40,000	5.04	40,000	5.04
	942,816		563,204

The weighted average grant date fair value of share options granted during the six month periods ended June 30, 2024 and 2023, was $2.45 and $2.07 per share option, respectively. During the six month periods ended June 30, 2024 and 2023, 393,651 and 18,448 share options were exercised for a total amount of $782 and $28, respectively.

The following table presents the assumptions used to estimate the fair values of the share options granted in the reported periods presented:

	six-month period ended June 30,
	2024	2023

Volatility (%)	52.7%-73.5%	61.4%
Risk-free interest rate (%)	4.0%-4.3%	3.7%-4.3%
Dividend yield (%)	-	-
Expected life (years)	6.25	6.25
Exercise price ($)	1.47-5.02	1.74-4.00
Share price ($)	1.72-4.96	1.74-3.73

As of June 30, 2024, there was $774 of unrecognized compensation expense related to unvested share options. The Company recognizes compensation expense over the requisite service periods, which results in a weighted average period of approximately 1.24 years over which the unrecognized compensation expense is expected to be recognized.

The total compensation cost related to all of the Company’s equity-based awards recognized in profit and loss during the periods of six months ended June 30, 2024 and 2023 was comprised as follows:

	Six-month period ended June 30,
	2024	2023
	Unaudited

Research and development	$126	$122
Sales and marketing	11	14
General and administrative	48	40
	$185	$176

BEAMR IMAGING LTD.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands)

NOTE 5 - FINANCING EXPENSES (INCOME), NET

	Six-month period ended June 30,
	2024	2023
	Unaudited

Change in fair value of convertible advanced investment	$-	$(269)
Change in fair value of derivative warrant liability	577	(36)
Amortization of discount and accrued interest relating to straight loan received from commercial bank	52	68
Amortization of discount relating to loan received from controlling shareholder	10	28
Change in accounting estimates related to maturity date of loan received from controlling shareholder	-	12
Interest on bank deposits	(228)	(10)
Exchange rate differences and other finance expenses	(15)	(22)
	$396	$(229)

NOTE 6 - RELATED PARTIES TRANSACTIONS

The liability to controlling shareholder derives from a service agreement with the Company’s Founder under which the Company receives consulting services on recurring basis from the Founder as Chief Executive Officer indirectly through an entity controlled by the Founder (the “Service Provider”) for total current monthly gross amount of NIS 45 thousand. On March 14, 2022, the Company’s shareholders approved, among other matters, to renew the service agreement with the Founder for a period ending December 31, 2025.

On May 22, 2024, the Company’s Compensation Committee and Board of Directors approved a certain adjustment of the compensation terms and conditions of the Founder for his duties as Chief Executive Officer of the Company, so that the salary of the Founder shall be increased by NIS 20 thousand (the “Founder’s Compensation Adjustment”). However, the Founder’s Compensation Adjustment is subject to reaffirmation of the general meeting of the shareholders which was achieved on August 5, 2024.

On February 16, 2022, the Company entered into an addendum to the aforesaid service agreement with the Service Provider under which it was agreed that (i) the term of the service agreement with the Service Provider was extended to December 31, 2025 and (ii) the then current liability towards the Service Provider as was accrued for services rendered under the service agreement over a period commencing January 1, 2020 through the date hereof in total nominal amount of $357 (the “Current Liability”) will be paid in 18 equal monthly installments (without an interest) starting on March 1, 2022 (the “Commencement Date”). However, in the event that the Company shall not have available sufficient funds in any such payment date from and after the Commencement Date to repay the installments of the Current Liability and/or the on-going fee owed to the Service Provider or in the event that the Company determines that according to the following 12-months period budget that it shall not have available sufficient funds to pay such installments and/or the on-going fee, then the Service Provider hereby agrees to postpone such payments owed to it until the Company will have such sufficient funds. Any unpaid on-going fee payments will be added to the Current Liability.

Since the liability towards the Founder was considered as free interest loan, which did not represent the applicable rate of risk for the Company, the aforesaid addendum was accounted for as a capital contribution from a controlling shareholder. Thus, the liability towards the Founder was measured at fair value based on future cash payments discounted using an interest rate of 15.45% which represented the applicable rate of risk for the Company, as determined by management using the assistance of third-party appraiser. As a result, the Company recorded a discount on the balance of liability towards the Founder in total amount of $112 against additional paid-in capital (including in respect to amounts due for services period through fiscal year for 2022). Discount expenses are recorded over the economic life of the loan based on the effective interest rate method.

As of December 31, 2022, management has updated the repayments schedule of the obligation based on its current projection of the availability of funds. Accordingly, the obligation was expected to be repaid over the subsequent 24-month period. However, the Commencement Date was determined to be the pricing date of the IPO (February 27, 2023) under which the liability in nominal amount of NIS 1,710 thousand (approximately $462) will be paid in 18 equal monthly installments of approximately $26 each.

BEAMR IMAGING LTD.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(U.S. dollars in thousands)

NOTE 6 - RELATED PARTIES TRANSACTIONS (Cont.)

The following tabular presentation reflects the reconciliation of the carrying amount of the Company’s Liability to related party, net during the six month periods ended June 30, 2024 and 2023:

	Six-month period ended June 30,
	2024	2023
	Unaudited

Opening balance	$199	$388
Accrued liability in respect to additional services rendered	-	25
Repayment of liability to controlling shareholder	(154)	(104)
Change in estimation of maturity date of liability to controlling shareholder	-	12
Amortization of discount relating to liability to controlling shareholder	10	28
Exchange rate differences	(5)	(21)
Closing balance	$50	$328

Maturity dates:

	As of June 30,	As of December 31,
	2024	2023
	Unaudited

First year (current maturities)	$50	$278
Second year	-	50
Closing balance	$50	$328

The Company allocated the expenses related to the above service agreement and addendum as follows:

	Six-month period ended June 30,
	2024	2023
	Unaudited

Research and development	$24	$18
Sales and marketing	24	18
General and administrative	48	38
	$96	$74

The allocation was done based on the management estimation to reflect the contribution to the related activity.

NOTE 7 - SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the condensed interim consolidated financial statements were available to be issued. Based upon this review, the Company did not identify any other significant subsequent events that would have required adjustment or disclosure in the financial statements, except as disclosed below.

A.	Grant of options

On July 23, 2024, the Company’s Board of Directors approved a grant of options to purchase 315,200 Ordinary Shares to one officer and two employees. Each option is eligible for exercise into one Ordinary Share at an exercise price of $4.96 per share with a vesting schedule of four years.